Exhibit 99.1

SAP Proposes Increased Dividend of €1.85 per Share
Candidates for Shareholder Representative By-Elections Announced

WALLDORF, Germany – February 25, 2021– The Supervisory Board of SAP SE (NYSE: SAP) has decided, in alignment with the Executive Board, to recommend that shareholders approve a dividend of €1.85 per share for fiscal year 2020. This represents a year-over-year increase of €0.27 or 17%. If the shareholders approve this recommendation and if treasury shares remain at the 2020 closing level, the total amount of dividends to be distributed will be approximately €2.18 billion (2019: €1.86 billion), representing a pay-out ratio of 41% (2019: 55%). The 2020 fiscal year dividend is scheduled to be paid on or after May 18, 2021.

“Despite being faced with unique challenges in 2020, we delivered strong IFRS profit and a record year for cash flow. We believe our shareholders should participate in this success. Therefore, we recommend a 17% increase in dividend,” said Luka Mucic, Chief Financial Officer, SAP SE.

Two by-elections of shareholder representatives in the SAP Supervisory Board will be held at the 2021 Annual General Meeting of Shareholders (AGM). Diane Greene resigned from the Supervisory Board in December 2020. Dr. h.c. mult. Pekka Ala-Pietilä announced he will retire from the Supervisory Board with effect from the close of the Annual General Meeting in May 2021. Following the proposal of the Nomination Committee, the Supervisory Board nominated two candidates to stand for election as shareholders’ representatives:

•	Dr. Qi Lu (59), Beijing, China, Founder & Chief Executive Officer, MiraclePlus Ltd., Beijing, China. Dr. Lu has extensive experience in the US and Chinese software industry, including senior executive roles at Microsoft and Baidu. Dr. Lu was named to the SAP Supervisory Board by Local Court of Mannheim effective December 21, 2020. If elected, his term would expire in 2023. Dr. Lu is a citizen of the United States of America.

•	Dr. Rouven Westphal (48), Potsdam, Germany, Member of the Executive Board of the Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, Germany. Dr. Westphal has experience in business consultancy and the venture capital industry, and was co-founder and managing director of EXASOL AG (formerly exasol GmbH). If elected, his term would expire in 2022. Dr. Westphal is a citizen of Germany.

The AGM will be held on May 12, 2021, as a virtual event. More information will be made available in advance of the AGM at www.sap.com/agm.

Additionally, the Supervisory Board has extended the contract of Juergen Mueller, Chief Technology Officer and member of the SAP Executive Board, for three years through the end of 2024.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 18, 2021 The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
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For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

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